SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

06 July, 2026

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	Total Voting Rights - correction dated 06 July 2026

Exhibit 1.1

The following amendment has been made to the 'Total Voting Rights' announcement released on 1 July 2026.

The revised announcement shows the correct Issued Share Capital excluding treasury shares (15,702,899,365) figure.  The treasury shares figure was included in the original announcement.  All other figures remain the same.

BP p.l.c.
Total voting rights and share capital

As at 30 June 2026, the issued share capital of BP p.l.c. comprised 15,702,899,365 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares held in treasury by BP p.l.c. is 783,413,629. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 15,707,981,865. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure Guidance and Transparency Rules ("DGTRs").

This announcement is made in accordance with the requirements of DGTR 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 06 July 2026
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary